VIA EDGAR ONLY

March 3, 2011

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention:	Kevin L. Vaughn,
Accounting Branch Manager

Re:	Positron Corporation
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarter ended June 30, 2010
File No. 000-24092

Dear Mr. Vaughn:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated February 29, 2011 (the “Comment Letter”).  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Amendment 1 to Form 10-K For the Year Ended December 31, 2009

Item 1. Business, page 3

1.
We note your response to prior comment 4.  Please describe, or tell us why you did not describe, your relationship with Quantum Molecular Pharmaceuticals Inc., given your disclosure on page 42 of your Form 10-K that it is an affiliate. Please note this comment also applies to your disclosures in Note 1 to the consolidated financial statements.

The Company removed Quantum Molecular Pharmaceuticals, Inc. from its list of Affiliated Entities in the Form 10-K/A filed on December 23, 2010.  The Company and Quantum Molecular Pharmaceuticals, Inc. (“Quantum”) were previously affiliated by virtue of their co-ownership (49.9% and 50.1%, respectively) of IS2 Medical Systems, Inc., a Canadian company (“IS2”) via a minority-owned subsidiary, Imaging PET Technologies, Inc.  As a result of the Company’s subsequent acquisition of Quantum’s ownership in IS2, as well as the winding down of IS2’s operations, no relationship currently exists between the Company and Quantum.

Customer Service and Warranty, page 7

2.	We note your revised disclosure in response to prior comment 6. Please revise future filings to describe your customer service and warranties.

We will revise our future filings to describe customer service and warranties.

Item 7. Management's Discussion and Analysis or Plan of Operations, page 15

Critical Accounting Policies, page 19

Inventory, page 20 -

3.
We note your response to prior comment 27.  With a view towards disclosure, please revise your future filings to include more detail related to how you evaluate your inventory for recoverability similar to the information provided within your response,

We will revise future filings to provide further detail on how we evaluate our inventory for recoverability.

Item 10. Directors, Executive Officers, page 22

4.
We note your disclosure on the cover page that disclosure of delinquent filers is not contained in the Form 10-K.  We also note that no Forms 3 or 4 have been filed since January 4, 2006 and July 27, 2006, respective1y.  Please tell us how you have complied with Regulation S-K Item 405.  Include in your response specific citations to any authority on which you rely.

We have commenced filing the reports required by Section 16 in order to comply with Item 405 of Regulation S-K.

Item 11. Executive Compensation, page 25 –

5.
Please expand your response to prior comment 15 to include the exercise price or base price and the expiration date for the options listed on an award-by-award basis.  Please note that multiple awards may be aggregated where the expiration date and the exercise price or base price of the instruments is identical.  Refer to Regulation S-K Item 402(p)(2)(v)-(vi) and Instruction 4 to Item 402(p)(2).

We have the revised the option table as follows:

	Option awards				Stock awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Joseph Oliverio	7,500,000	—	$0.05	12/27/10	—	—	—	—

Sachio Okamura	25,000	—	$0.010	1/1/13	—	—	—	—
	25,000	—	$0.034	1/1/14	—	—	—	—
	25,000	—	$0.102	1/1/15	—	—	—	—
	500,000	—	$0.060	12/27/10	—	—	—	—

Patrick Rooney	25,000	—	$0.119	7/26/14	—	—	—	—
	25,000	—	$0.102	1/3/15	—	—	—	—
	500,000	—	$0.06	12/27/10	—	—	—	—
	25,000	—	$0.08	8/1/16	—	—	—	—

Dr. Anthony C. Nicholls	25,000	—	$0.043	8/25/15	—	—	—	—
	500,000	—	$0.06	12/27/10	—	—	—	—
	25,000	—	$0.119	7/26/14	—	—	—	—

Corey Conn	4,000,000	—	$0.06	12/27/10	—	—	—	—

Timothy Gabel	1,500,000	—	$0.06	12/27/10	—	—	—	—

Scott Stiffler	150,000	—	$0.05		—	—	—	—

Item 12. Security Ownership of Directors, Officers, page 30

Security Ownership of Certain Beneficial Owners (a), page 31 -

6.           We note your response to prior comment 18.

•
We also note your disclosure in footnote (d) to your table that you are unaware who holds voting and dispositive power for IMAGIN Diagnostics Centres, Inc.  Please tell us the steps you took to determine the identities of the natural persons with voting and dispositive power over these shares. We note your response to prior comment 4 that IMAGIN Diagnostic Centres, Inc. is an affiliated entity and that Patrick J. Rooney, father of your chief executive officer, is the principal officer of IMAGIN Diagnostics Centres, Inc. We also note your response to prior comment 25 that lMAGIN Diagnostics Centres, Inc. is controlled by Patrick J. Rooney, father of your chief executive officer.

•
We note your disclosure of the conversion rates for your convertible preferred stock in footnote (b) to your table. We also note your disclosure in footnotes (c) and (d) of the shares included in the total number of shares beneficially owned by Solaris Opportunity Fund, L.P. and IMAGIN Diagnostics Centres, Inc. in your table. Please tell us whether footnotes (c) and (d) list all shares beneficially owned by these shareholders.

•	Please file your Statement of Designation Establishing Series B Preferred Stock as an exhibit in your future filings.

We have revised the table to indicate that Patrick J. Rooney, the last known principal officer, holds voting and dispositive voting power over Imagin Diagnostic Centres, Inc.

Footnotes (c) and (d) disclose the total number of shares beneficially owned by Solaris Opportunity Fund,  L.P. and Imagin Diagnostic Centres, Inc.

We have included the Statement of Designation of Rights and Preferences of Series B Convertible Stock as an exhibit.

Security Ownership of Directors, page 31 -

7.
We note your response to prior comment 19.  Please revise future filings to include all shares beneficially owned by Patrick G. Rooney in your table of security ownership of directors and executive officers. For example, we note that your table continues to list Mr. Rooney as beneficial owner of only 5,075,000 shares of your common stock, even though Mr. Rooney, as your response to prior comment 19 indicates, “has the right to voting, investment and dispositive powers” over the 1,119,574,140 shares of your common stock held by Solaris Opportunity Fund, L.P making him the beneficial owner of those shares as well.  If you desire, you may include footnote disclosure similar to that in your table of security ownership of certain beneficial owners to clarify the number of shares that Mr. Rooney may acquire pursuant to stock options and the number of shares held by Solaris Opportunity Fund, L.P. over which Mr. Rooney has voting and dispositive power.

We will include all shares over which Mr. Rooney holds voting and dispositive power inour future tables of security ownership of directors and executive offices.

Item 13, Certain Relationships and Related Transactions, page 32 –

8.
We reissue prior comment 20 as it relates to your related party transactions with Imagin Molecular Corporation.  We note that you did not describe in your response or your revised disclosure your related party transactions with Imagin Molecular Corporation that resulted in the amounts due from Imagin Molecular Corporation mentioned in Note 5 on page 58.  Please also tell us why you did not disclose in this section your transaction to purchase a used machine from Imagin Molecular Corporation, mentioned in Note 16 on page 68.  See Regulation S-K Item 404(d).

We have revised our disclosure in Item 13 and Note 16 to provide:

In October 2009, the Company purchased a used machine from Imagin Molecular Corporation in the amount of $245,000. After refurbishment and other costs in the amount of $33,000, Positron sold the machine for $350,000 to an unrelated party, providing a gross margin of approximately $72,000.

Exhibits -

9.	We note your response to prior comment 21. Please tell us why you did not file the following as exhibits:

•	your partnership agreement with MedAxiom;
•	your Agent Agreement with Technology Imaging Services; and
•	your 2007 Omnibus Securities and Incentive Plan.

Pursuant to Item 601(b)(10) of Regulation S-K, the Company is not required to include a copy of the MedAxiom partnership agreement.  The agreement was made in the ordinary course of the Registrant’s business, creates no material obligation on the part of the Company and no material liability if it either performs or breaches its provisions.  Similarly, the Agent Agreement with Technology Imaging Series is a contract made in the ordinary course of the Registrant’s business and not material as defined pursuant to Item 601(b)(10) of Regulation S-K.  We have included the 2007 Omnibus and Securities Incentive Plan as an exhibit.

Signatures, page 32 -

10.
We note that you did not provide the signatures required by General Instruction D to Form 10-K and reissue prior comment 23.  For example, we note that Patrick G. Rooney and Corey N. Conn caused the report to be signed by the registrant, but they did not sign below the text in the second paragraph in their capacities as principal executive officer and principal financial officer.  We also note that that the report was not signed below the text of the second paragraph by at least the majority of your board of directors.  Please ensure that your amended filing indicates each capacity in which the individual signs the report and fully complies with General Instruction D.

We have revised the signatures to comply with General Instruction D.

Financial Statements, page 44

Notes to Consolidated Financial Statements, page 51 -

11.
We note your response to prior comment 24 and your disclosures on page 13 of your September 30, 2010 Form 10-Q.  In 1ight of the significance of the PET imaging devices segment, it is not clear why you do not believe you are required to report this segment separately.  Please explain to us how your presentation of the radiopharmaceutical segment together with the PET imaging devices segment is appropriate under paragraph 280-10-50-12 of the FASB Accounting Standards Codification.  Provide us with the quantitative analysis of each of the operating segments that supports your conclusion not to report either operating segment separately.

What has been referred to as the radiopharmaceuticals segment did not meet the quantitative thresholds necessary to report as a separately identifiable segment for the nine months ended  September 30, 2010 due to the fact that there were no specific revenues, expenses or identifiable assets associated with this segment. Management will review the thresholds for these items as of December 31, 2010 to determine whether segment reporting  will be required. All activity to date has been research and development activities towards the feasibility of manufacturing saleable radiopharmaceuticals.

Note 1. Description and Summary of Significant Accounting Policies, page 51

Affiliated Entities, page 52 -

12.	Please explain to us how your disclosures in this filing complies with the requirements of paragraph 850-I0-50-l(b)-(e) of the FASB Accounting Standards Codification.

We will expand our future filings to encompass all related party transaction descriptions in Note 1.  However, the information required in paragraph 850-10-50-1(b)-(e) of the FASB Accounting Standards Codification is fully disclosed through a combination of the information disclosed in Notes 1, 5, 6 and 10.  All transactions with the affiliated entities mentioned in Note 1 are discussed in these other notes, including a description of the transaction, the dollar amount of the transaction and the balances at year end.

Revenue Recognition, page 53 -

13.
We note your response to prior comment 28 and that your revenue recognition policies address how you recognize revenue related to arrangements with multiple elements after the adoption of Topic 605-25 of the FASB Accounting Standards Codification on July 1, 2010.  Please tell us how you recognized revenue prior to the adoption of this standard.

Prior to the July 1, 2010 adoption of the new revenue recognition accounting principles for multiple-element arrangements, the Company estimated the value of the one year warranty/service agreement as a percentage of the net sales price (depending on the type of medical machine) and deferred and amortized the revenue on a straight line basis over the one year warranty/service period. The Company recognized the revenue on the medical machines sold after delivery, installation and a signed acceptance of the unit by the customer.

Exhibit 31.1 and Exhibit 31 2 -

14.
Please refer to prior comment 36. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are still not in the exact form prescribed by Item 601 (b)(31) of Regulation S-K.  For instance, we note you made modifications to paragraph 4(d). We note similar modifications within your September 30, 2010 and June 30.2010 Forms 10-Q (including your amendment).  As previously requested, please revise your certifications in future filings to conform to the exact wording required by Item 601 (b)(31) of Regulation S-K.

We have revised our certifications to conform with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2010

Note 2. Accounting Policies, page 7

Revenue Recognition. page 7 -

15.
We note your response to prior comment 28 and your disclosures here related to accounting for revenue arrangements with multiple elements. We further note that you adopted 605-25 of the FASB Accounting Standards Codification on July 1, 2010.  Please explain address the following comments:

•	Explain to us how you considered the guidance in 605-25-25(5)(a)-(c) of the FASB Accounting Standards Codification.

•
Please explain to us in more detail how you determine the estimated selling price (ESP) for each element of your multiple-element arrangements entered into on or after July 1, 2010.  Discuss the specific facts and circumstances of the products being sold that you utilize for the determination of the ESP. Refer to the guidance in 605-25-30·6(c) and 605-25-50(2) of the FASB Accounting Standards Codification.

We may have further comment upon reviewing your response.

The delivered items, specifically: a) the medical machine, delivery and installation, and b) the one year warranty/service agreement, are considered separate units of accounting. Both have value to the customer on a standalone basis, each have objective and reliable evidence of their fair values and the performance of each item is considered probable and in control of the Company to perform.  Additionally, performance and delivery of the delivered items are the responsibility of the Company and would be liable for any type of return.

Selling prices of our deliverable items are established based on list prices of similar items, including delivery, installation and maintenance contracts (for years subsequent to the one year warranty/service period).  We utilize competitive information to align price points for each specific unit.  There is a detailed proposal for each customer, breaking down each deliverable as well as the price for future annual service agreements. The general timing of delivery and performance of each specific unit differs depending on the customer, but generally delivery, installation and acceptance occur within 120-150 days of the signed contract and the warranty/service covers one year after acceptance and final payment.  Cancellation of the agreements are allowed with full or partial refund within specified time periods prior to shipment. Product returns based on improper shipment or apparent damage may be claimed in writing within 14 days of receipt of the machine and must be accepted by the Company.  Revenue is not recognized until unit is properly tested and written acceptance is provided by the buyer.

Note 4. Deposits - Attrius systems, page 9 -

16.	We note your response to prior comment 33 and your disclosures included on pages 10, 12, 13, 14, and 15 of this filing. Please address the following comments:

•
As previously requested, please revise future filings to disclose in greater detail the nature of your sales contracts for these products.  Describe how you account for sales transactions.  Provide us with a sample of your proposed disclosure.

•
Explain to us in more detail why you believe that you should recognize revenue for the sale of the Aurius products on a gross basis versus a net basis.  Within your discussion, please address in detail how you meet each of the criteria outlined Topic 605-45-45-3 through 45-14 of the FASB Accounting Standards Codification in concluding that you should present revenue on a gross basis.

The Company’s revenues are derived from the sale, delivery and installation of medical systems, related warranty contracts, maintenance contracts (beyond the warranty period) and non-contractual service revenues.  Revenues from warranty and maintenance contracts  are recognized over the term of the contract.  Non-contractual service revenues are repair or maintenance visits to customers who did not purchase a maintenance contract and are recognized upon performance of the services. The Company recognizes revenues from the sale of medical systems when earned.  Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured.

The Company recognizes revenue on medical systems after delivery and installation based on the ESP upon receiving a signed acceptance from the customer.  The Company sells medical systems with a one year warranty/service and defers the related revenue based on the ESP and amortizes it on a straight-line basis over the one year warranty period.

We will add the following to our footnote on deposits:

The amounts the Company pays our joint venture partner to manufacture Attrius systems varies depending on the specifications of the machine.  We pay our joint venture partner 30% of the agreed price upon order placement and 70% of the agreed price at shipment of the Attrius system.

We will add the following to our footnote on customer deposits:

Our customers sales contracts require our customers to pay the Company 30% upon signing the contract, 60% upon notification to ship, and the remaining 10% after customer acceptance.

Revenue is recognized on a gross basis because the sale of the Attrius product meets the various requirements identified in Topic 605-45-45 of the FASB Accounting Standards Codification as follows:  1) The Company is the primarily obligor in the arrangement.  All sales agreements are between the Company and the buyer and the Company is responsible for delivery and performance of the machines. 2) The Company has full responsibility for any returned products from customers and has general inventory risk. 3) The Company has complete authority over establishing the price of the individual units of our sales agreements and has full credit risk with regards to collection.  4) All machines are shipped from the Neusoft Positron Medical Systems facility in China to our customer in North America with sufficient time for installation and for our engineers to examine and align the products to fit our specific customer's needs.  In addition, all service on the machines is performed by the Company.  5) Although the customer has the ability to purchase alternative machines from other vendors, currently, the manufacturer of this specific product is NeuSoft Positron Medical Systems.  6) The Company developed the initial product line and contributed the intellectual property to Neusoft Positron Medical Systems in order for them to modernize the current model (Attrius). The Company consulted the JV during the process in order to ensure it met all requirements and specifications.

Note 11. Other Income, page 11 –

17.
We note your disclosures here that you entered into settlement Agreements for other liabilities with certain debtors and that you recognized a gain from the settlement of trade accounts payable and accrued compensation related to the closing of your Canadian operations based upon these settlement agreements. Please provide to us the details of your settlement arrangements with your debtors and why you were able to recognize derecognize these liabilities related to the closing of your Canadian operations. Refer to guidance in 405-20-40 of the FASB Accounting Standards Codification.

For all significant settlement arrangements with debtors of the Canadian operations, we requested and obtained written releases from the debtors which forever discharges any further obligation of the Company. This release specifically meets the condition of extinguishment of a liability in accordance with ASC 405-20-40-1(b).

Item 2 - Management's Discussion and Analysis of Financia1 Condition and Results of
Operations, Rage 14

-Results of Operations, page 16 -

18.
Please revise future filings to describe any unusual or infrequent events or transactions, significant economic changes, or any known trends or uncertainties that materially affected or are reasonably likely to materially affect income from continuing operations and any significant components of revenues or expenses, such as your cost of revenues. Please also clarify the reason for any significant changes.  For example, please explain the extent to which sales increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.  Refer to Regulation S-K Item 303.

The Company will include a description of unusual or infrequent events or transactions, significant economic changes, or any known trends or uncertainties within its MD&A discussion, that could have a material effect on the financial statements, in accordance with Regulation S-K Item 303.

19.
We note your response to prior comment 35. Please explain to us in more detail the nature of your agreement with the Neusoft joint venture related to the development of the Attrius product.  Discuss why you have “split costs” between you and the Neusoft joint venture and why you do not consider these costs as “contributions” to the joint venture. We may have further comment upon your response.

The joint venture agreement with Neusoft Positron Medical Systems provided that the Company contributed its intellectual property with regards to it's PET medical imaging device in order for the JV to modernize the unit. The JV engaged and hired Positron and certain of its consultants in order to coordinate and complete the modernization and to meet the minimum specifications of the FDA and the Company.

The JV was responsible for all costs from the point of the "technology transfer" of Positron's PET technology throughout the modernization process. When the first machine was shipped to the Company's location for testing, etc., the Company incurred various costs for employees and consultants to "tweak", validate and learn the nuances of the new hardware as well as the software in order to prepare it for initial customer delivery. These costs were considered to be period costs.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

POSITRON CORPORATION

By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer